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June 30, 2005


Mr. John Cash
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549


Re:   Strategic Diagnostics Inc.
      Form 10-K for the year ended December 31, 2004
      Filed March 30, 2005
      File No. 000-22400


Dear Mr. Cash:

This letter is in response to comments of the Staff contained in your letter to Anthony J. Simonetta, Vice President -- Finance and Chief Financial Officer of Strategic Diagnostics Inc. ("management", "we", "our", "us" or the "Company"), dated June 10, 2005. The comments in the Staff's letter have been set forth below, along with the Company's responses thereto.

The information contained herein is being furnished by the Company on a supplemental basis. As set forth in the various responses below, the Company proposes to include, where appropriate, revisions to its disclosures in future filings under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In this respect, as appropriate, the Company will include a number of such disclosures in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, to be filed on or about August 15, 2005. The Company proposes to include any other appropriate additional disclosures in its Annual Report on Form 10-K for the year ending December 31, 2005 (the "2005 Annual Report").

FORM 10-K FOR THE PERIOD ENDED DECEMBER 31, 2004
-------------------------------------------------

Year Ended December 31, 2003 versus year ended December 31, 2002 -- Non-GAAP Financial Measures, page 30
-----------------------------------------------------------------------------

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Mr. John Cash
Securities and Exchange Commission
June 30, 2005
Page 2

1. WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT TWO. HOWEVER, WE BELIEVE THAT SINCE YOU CHOSE TO REPRESENT THE MEASURE "ADJUSTED NET INCOME" FOR THE TWELVE MONTHS ENDED DECEMBER 3L, 2003 TO HIGHLIGHT THE ONE TIME EVENT OF INVENTORY WRITE DOWNS YOU SHOULD ALSO PROVIDE SIMILAR DISCLOSURE FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2004 SO THAT READERS HAVE TRANSPARENT DISCLOSURES WITH REGARD TO HOW YOUR INVENTORY WRITE DOWN IN 2003 IMPACTED YOUR RESULTS OF OPERATIONS IN 2004. PLEASE REVISE YOUR DISCLOSURES AS NECESSARY.

     The Company will expand its disclosure of non-GAAP financial measures in future filings in accordance with the Staff's comment.

Critical Accounting Policies -- Deferred Taxes, page 34
-------------------------------------------------------

2. WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT THREE. HOWEVER, GIVEN THAT YOUR DEFERRED TAX ASSETS ARE A SIGNIFICANT PORTION OF YOUR TOTAL ASSETS, WE BELIEVE THAT IT IS IMPORTANT TO FULLY DISCUSS THE IMPACT OF YOUR ASSUMPTIONS AND JUDGMENTS RELATING TO THE REALIZABLITY OF THIS ASSET WITHIN YOUR CRITICAL ACCOUNTING POLICY SECTION. THEREFORE, AS PREVIOUSLY REQUESTED, EXPAND YOUR DISCLOSURES TO ADDRESS THE AMOUNT AND TIMING OF YOUR PROJECTED FUTURE TAXABLE INCOME NECESSARY TO FULLY UTILIZE YOUR NET OPERATING LOSS CARRY FORWARDS.

     The Company advises that, in future filings where providing such information is required, the critical accounting policies discussion of "Deferred Taxes" will be expanded to include the following:

     o A table presenting by year the amount of net operating loss carry forwards (NOLs) that expire in a given year.

     o A statement to accompany the table that will read as follows: "Based on the best information available to the Company today, the Company expects to have sufficient future taxable income to utilize such NOLs prior to the expiration of the net operating loss carry forwards."

     o The positive and negative indicators we considered in reviewing the recoverability of our deferred tax assets.

     o The positive and negative indicators management considered in concluding that a valuation allowance was necessary in certain state jurisdictions and for foreign deferred tax assets.

Mr. John Cash
Securities and Exchange Commission
June 30, 2005
Page 3

     Also, please refer to the Company's response to comment # 3 in our letter to Mr. John Cash, Accounting Branch Chief, dated May 20, 2005.

Summary of Significant Accounting Policies, page F-6
----------------------------------------------------
Revenue Recognition, page F-8
-----------------------------

3. WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT SIX. GIVEN THAT THE SALE OF IMMUNOASSAY-BASED TEST KITS AND THE SALE OF CERTAIN ANTIBODIES AND IMMUNOCHEMICAL REAGENTS CAN IN SOME INSTANCES INCLUDE BOTH PRODUCTS AND SERVICES, IT IS UNCLEAR TO US WHY MORE THAN ONE DELIVERABLE DOES NOT EXIST. IN THIS REGARD, WE NOTE IN YOUR RESPONSE TO OUR PRIOR COMMENT EIGHT THAT YOU OCCASIONALLY PROVIDE SERVICES RELATED TO THE HOUSING OF ANIMALS. PLEASE PROVIDE US WITH A MORE COMPREHENSIVE DESCRIPTION OF THE NATURE OF YOUR ARRANGEMENTS SO THAT WE MAY BETTER UNDERSTAND WHY YOU DO NOT BELIEVE THE GUIDANCE IN EITF 00-21 DOES NOT APPLY.

     The Company advises that sales of immunoassay-based test kits and certain antibodies and immunochemical reagents do not include any instances where both services and products are included in our deliverables.

     Also, with regard to housing animals at the request of customers at the end of a custom antibody project, such arrangements are typified by the following characteristics:

     o The initial arrangement with a customer for the production of antibodies does not include the housing of animals.

     o The payment of the fee for the delivery of the antibody in the initial arrangement is not contingent upon the housing of the animals.

     o The Company is not obligated to comply with a customers request to house animals at the end of a project.

     o The housing of animals only has value to a customer if the antibody produced in the initial arrangement is successful.

     o The customer does not make any commitment to buy additional antibodies upon a request to house animals.

     o The payment terms of the initial and subsequent arrangements do not coincide with the housing of animals.
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Mr. John Cash
Securities and Exchange Commission
June 30, 2005
Page 4


     o The fee charged to the customer for housing animals is the same whether or not subsequent arrangements for the production of antibodies are entered into.

     Based on the above, Management believes that the presumption that the separate contracts entered into with the same entity have been negotiated as a package is overcome, and therefore, do not fall within the scope of EITF Issue 00-21 and should not be evaluated as a single arrangement.


4. WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT SEVEN. IT REMAINS UNCLEAR TO US WHY IT IS APPROPRIATE TO RECOGNIZE REVENUES RELATED TO THE SALE OF CERTAIN ANTIBODIES AND IMMUNOCHEMICAL REAGENTS UNDER THE PERCENTAGE OF COMPLETION METHOD OF ACCOUNTING.

     o SPECIFICALLY ADDRESS FOR US HOW THE NATURE OF YOUR CONTRACTS FALLS WITHIN THE SCOPE OF STATEMENT OF POSITION (SOP) 81-1. PLEASE TELL US HOW YOU HAVE CONSIDERED FOOTNOTE 1 IN PARAGRAPH 11 AND PARAGRAPHS 13 AND 14 OF THIS GUIDANCE IN DETERMINING WHETHER YOUR CONTRACTS FALL WITHIN THE SCOPE OF SOP 81-1.

         The Company has considered the provisions of SOP 81-1, specifically paragraphs 11 (including footnote 1), 13 and 14 as follows;

         The Financial Accounting Standards Board (FASB) October 23, 1978 Invitation to Comment, Accounting for Certain Service Transactions defines a service transaction as one that "may involve a tangible product that is sold or consumed as an incidental part of the transaction or is clearly identifiable as secondary or subordinate to the rendering of the service."

         In the case of the Company's contracts related to the production of custom antibodies or reagents it is the antibody or reagent developed from the buyers specifications that represents the deliverable of the contract. Consequently, the product delivered to the buyer is not incidental to the project and, accordingly, our contracts do not meet the definition of a service transaction above.

         Management believes that since these contracts (i) provide for the performance of defined tasks for a fixed price, with delivery of the antibody or reagent upon completion of production, (ii) are binding agreements between the Company and the customer in which the Company agrees, for compensation, to produce an antibody or reagent to the customer's specifications, and (iii) require a time period to complete that is typically longer than 30 days but less than 12 months, with effort expended over the life of the project, and the Company having the ability to

Mr. John Cash
Securities and Exchange Commission
June 30, 2005
Page 5

         reasonably estimate the hours and costs to be incurred throughout the contract term, they are not dissimilar to contracts to design, develop, manufacture, or modify complex aerospace equipment to a buyer's specifications as described in paragraph 13 of SOP 81-1.

         Also, since these antibodies or reagents are (a) customized to meet a customer's specific needs and not produced in a standard manufacturing operation and (b) sold through a consultative selling process as opposed to the marketing channels used for standard antibodies and reagents, Management does not believe these contracts are similar to those described in paragraph 14 of SOP 81-1.

     o IN ADDITION, SPECIFICALLY TELL US (I) THE NATURE OF THE DELIVERABLES IN THESE CONTRACTS, (II) WHETHER THESE CONTRACTS CALL FOR THE COMPLETION OF CERTAIN TASKS OR SIMPLY THE DELIVERY OF THE ANTIBODIES OR IMMUNOCHEMICAL REAGENTS, (III) WHETHER THESE CONTRACTS ARE BEST-EFFORTS TYPE CONTRACTS AND (IV) WHETHER YOUR RIGHT TO RECEIVE PAYMENTS DEPEND ON THE SUCCESSFUL PRODUCTION OF THE CUSTOM ANTIBODIES AND REAGENTS.

         Additionally, the Company advises that (i) the nature of the deliverable in these contacts is an antibody or reagent, (ii) antibodies or reagents are developed and produced using animals or cell culture methods and include specific tasks to achieve the desired end result, (iii) these projects do not include a guarantee as to the usefulness of the antibody or reagent produced and represent a best efforts arrangement, and (iv) the Company's right to receive payment is dependent on the successful production of antibodies or reagents to a customer's specifications, but not whether those antibodies or reagents will be able to be used in the project for which they were produced.

Any comments or questions with respect to the foregoing should be addressed to Anthony J. Simonetta of the Company at 302-456-6789 ext. 305.

Very truly yours,

/s/ Anthony J. Simonetta

Anthony J. Simonetta, Vice President - Finance and CFO

cc: Ellen Goitia, KPMG
    Justin Chairman, Morgan Lewis
    Patricia Armelin, SEC
    Jeanne Baker, SEC